Carvana Receivables Depositor LLC

1930 West Rio Salado Parkway

Tempe, AZ 85281

October 14, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Benjamin Kalish
Arthur C. Sandel

Re:	Carvana Receivables Depositor LLC (the “Registrant”) Amendment No. 2 to Registration Statement on Form SF-3 File No. 333-239650

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of the effective date of the above-referenced registration statement to 4:00 p.m., Eastern time, on October 16, 2020, or as soon as possible thereafter.

Very kindly yours,

CARVANA RECEIVABLES DEPOSITOR LLC

By:	/s/ Mike McKeever

Name:	Mike McKeever
Title:	President

cc:	David Hurst, Carvana, LLC

Janette McMahan, Kirkland & Ellis LLP